

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2019

Torsten Kuenzlen
Chief Executive Officer
Sundial Growers Inc.
#200, 919 – 11 Avenue SW
Calgary, AB T2R 1P3 Canada

   Re: Sundial Growers Inc.
     Amendment No. 1 to Registration Statement on Form F-1
     Exhibit No. 10.8
     Filed July 23, 2019
     File No. 333-232573

Dear Mr. Kuenzlen:

  We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

          Sincerely,

          Division of Corporation Finance